EX 99.1

Press Release

Apollomics Announces Changes to its Board of Directors and Composition of Committees

By:	Apollomics Inc. (Nasdaq: APLM)

Via:	Globe Newswire

Date:	November 17, 2025

Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a California-based late-stage clinical biopharmaceutical company, today announced the following update regarding changes to the Company’s board of directors (“Board”) and composition of committees.

On November 16, 2025, Mr. Po-Jen Hsueh resigned from the Board. Mr. Hsueh’s resignation was not related to any disagreement with the Company.

Pursuant to a meeting of the Board on November 16, 2025, Dr. Ya-Chi (Claudia) Huang was appointed to the Board to fill the vacancy resulting from Mr. Hsueh’s resignation. Dr. Ya-Chi (Claudia) Huang will also replace Mr. Po-Jen Hsueh as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee. Following these changes and the previously announced appointments of directors, the Company’s Board is comprised of the following seven members: Hung-Wen (Howard) Chen (Chairman), Hong-Jung (Moses) Chen, Yi-Kuei Chen, Hsien-Shu Tsai, Yi-An Chu, Chen-Huan Jan, and Ya-Chi (Claudia) Huang. Moses Chen, Hsien-Shu Tsai, Yi-An Chu, Chen-Huan Jan, and Ya-Chi (Claudia) Huang are independent directors.

Biographical Information of the New Director

Dr. Ya-Chi (Claudia) Huang brings to the Board extensive experience in biotechnology investment, corporate governance, and research and development across Taiwan’s biopharmaceutical industry.

Dr. Huang currently serves as Assistant Vice President at Maxpro Ventures, where she leads domestic and international investment activities. Since joining in 2024, she has successfully completed investments in multiple companies and manages their post-investment operations. She also serves as a director of AngenMed Therapeutics.

Previously, Dr. Huang served as Investment Manager at Diamond Biofund (6901.TW), where she independently completed multiple investments and oversaw post-investment management for all of Diamond’s portfolio companies. She participated in Diamond Biofund’s IPO on the Taiwan Stock Exchange in 2023. Earlier in her career, she was Deputy Manager in the Research Department at Fubon Securities Investment Services, where she evaluated over 150 unlisted biotech companies in Taiwan, China, and Hong Kong, and contributed to a significant increase in Fubon Securities’ investment banking profits.

Dr. Huang’s scientific background includes research positions at the National Health Research Institutes, Development Center for Biotechnology, and Academia Sinica. Her doctoral research on Epstein-Barr virus was published in Blood and received the Distinguished Thesis Prize in the 12th TienTe Lee Biomedical Award.

Dr. Huang holds a Ph.D. in Microbiology from National Taiwan University College of Medicine and an M.S. in Biological Sciences from National Sun Yat-sen University.

Investor Contacts:

Apollomics:

Peter Lin, Chief Financial Officer

Apollomics, Inc.

Phone: 1-650-209-4055

Email: peter.lin@apollomicsinc.com

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the

Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.